UNI
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Washin

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

FEB 29 2008

Washington, DC
112

SEC FILE NUMBER
8- 53346

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

CM

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EKN FINANCIAL SERVICES INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

135 CROSSWAYS PARK DRIVE
(No. and Street)

WOODBURY (City) NY (State) 11797 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
LAWRENCE ZELIN 516-396-1234
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LIEBMAN GOLDBERG & DROGIN, LLP
(Name – *if individual, state last, first, middle name*)

595 STEWART AVENUE SUITE 420 (Address) GARDEN CITY (City) NEW YORK (State) 11530 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, LAWRENCE ZELIN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EKN FINANCIAL SERVICES INC., as of DECEMBER 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

C.F.O.

Title

Notary Public

ROBERT M. BURSKY
Notary Public, State of New York
No. 4878779
Certified in Nassau County
Commission Expires November 10, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EKN FINANCIAL SERVICES INC.

FINANCIAL STATEMENTS
AND SCHEDULES

FOR THE YEAR ENDED DECEMBER 31, 2007

with

INDEPENDENT AUDITORS' REPORT AND
REPORT ON INTERNAL CONTROL

EKN FINANCIAL SERVICES INC.

For the year ended December 31, 2007

CONTENTS

LIEBMAN GOLDBERG & DROGIN LLP
Certified Public Accountants
595 Stewart Avenue, Suite 420
Garden City, New York 11530

Tel (516) 228-6600
Fax (516) 228-6664

Independent Auditors' Report

Board of Directors
EKN Financial Services Inc.

We have audited the accompanying statement of financial condition of EKN Financial Services Inc. as of December 31, 2007, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of EKN Financial Services Inc. as of December 31, 2007 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 9 to the financial statements, the Company is a respondent in certain complaints and inquiries by regulatory bodies, and it is not possible at present for the Company to predict the outcome or the range of potential loss if any, that might result from those proceedings. No provision for any liability that may result has been made in the financial statements.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information on pages 12-15 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Liebman Goldberg & Drogin LLP

Liebman Goldberg & Drogin, LLP
Garden City, New York

February 27, 2008

STATEMENT OF FINANCIAL CONDITION

December 31, 2007

ASSETS

	Allowable	Non-Allowable	Total
Cash in bank	$ 191,664	$ -	$ 191,664
Receivables from broker or dealers			
a. Clearance accounts	493,148	-	493,148
Securities owned at market value	102,298	-	102,298
Securities not readily marketable	-	64,541	64,541
Advances	-	597,266	597,266
Prepaid expenses	-	103,710	103,710
Investments	-	51,394	51,394
Demand loan receivable - officers	-	100,000	100,000
Cash value - life insurance	251,390	-	251,390
Total assets	$ 1,038,500	$ 916,911	$ 1,955,411

LIABILITIES AND STOCKHOLDERS' EQUITY

	Aggregate Indebtedness Liabilities	Nonaggregate Indebtedness Liabilities	Total
Liabilities:			
Bank loans payable	$ 246,028	$ -	$ 246,028
Notes and accounts payable, taxes and accrued expenses payable	247,997	-	247,997
Accrued commissions	145,758	-	145,758
Securities sold - not yet purchased at market value	-	92,128	92,128
Subordinated liabilities	-	616,000	616,000
Total liabilities	$ 639,783	$ 708,128	1,347,911
Commitments and Contingencies			
Stockholders' Equity:			
Common stock - $.01 par value; authorized 1,000 shares issued and outstanding 100 shares			1
Additional paid-in capital			3,073,470
Deficit			(2,465,971)
Total stockholders' equity			607,500
Total liabilities and stockholders' equity			$ 1,955,411

The accompanying notes are an integral part of these statements

STATEMENT OF INCOME

For the year ended December 31, 2007

Revenues:		
Commission income	$ 6,193,863	
Trading and investment gains	961,282	
Consulting income	431,500	
Other income	682,898	
Interest income	476,687	
Total revenues		$ 8,746,230
Expenses:		
Commissions	3,701,453	
Salaries and related payroll taxes	1,319,924	
Management fees	813,105	
Professional fees	442,057	
Employee reimbursements	39,349	
Travel and entertainment	47,129	
Telephone	97,355	
Dues, regulatory and registration expenses	245,621	
Other administrative expenses	145,072	
Clearance and execution costs	565,504	
Maintenance and repairs	29,295	
Marketing and advertising	28,084	
Office expense	136,021	
Insurance	287,340	
Interest and bank charges	117,410	
Syndicate expense	13,260	
Auto expense	26,075	
Rent	152,187	
Utilities	33,515	
Total expenses		8,239,756
Income before provision for income taxes		506,474
Income tax expense		(2,119)
Net income		$ 504,355

The accompanying notes are an integral part of these statements

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For the year ended December 31, 2007

	Number of Shares	Common Stock	Additional paid-in Capital	Retained Earnings (Deficit)	Total
Balance January 1, 2007	1,000	$ 1	$ 3,001,470	$ (2,970,326)	$ 31,145
Cash contributions	-	-	72,000	-	72,000
Net income	-	-	-	504,355	504,355
Balance December 31, 2007	1,000	$ 1	$ 3,073,470	$ (2,465,971)	$ 607,500

The accompanying notes are an integral part of these statements

STATEMENT OF CASH FLOWS

For the year ended December 31, 2007

Cash Flows from Operating Activities:	
Net income	$ 504,355
Adjustments to reconcile net income to net cash	
(used in) operating activities:	
(Increase) Decrease in Operating Assets:	
Receivables from brokers and dealers	(184,288)
Securities owned at market value	134,187
Securities not readily marketable	(13,147)
Prepaid expenses	15,695
Advances	(314,958)
Loans receivables	(65,672)
Investments	(51,394)
Cash value - life insurance	(59,460)
Increase (Decrease) in Operating Liabilities:	
Securities sold not yet purchased	80,943
Payable from broker, dealers and clearing	(172,947)
Accounts payable and accruals	(148,301)
Accrued commissions	35,424
Total adjustments	(743,918)
Net cash (used in) operating activities	(239,563)
Cash Flows from Financing Activities:	
Proceeds from bank loans	100,000
Bank loan payments	(3,077)
Contributed capital-shareholder	72,000
Net cash provided by financing activities	168,923
Net decrease in cash	(70,640)
Cash - beginning of year	262,304
Cash - end of year	$ 191,664
Supplemental Disclosures:	
Interest paid	$ 117,410

The accompanying notes are an integral part of these statements

Note 1 - Description of Business:

EKN Financial Services Inc. (EKN) was organized on August 1, 2001. The Company is a broker-dealer, registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. On October 8, 2001, the Company entered into a branch office agreement to acquire an existing office in Garden City, Long Island, New York. The Company does not hold funds or securities for, or owes any money or securities to customers and does not maintain accounts of, or for, customers. The agreement with the clearing broker requires the Company to assume the credit risk associated with customer transactions.

Note 2 - Summary of Significant Accounting Policies:

Nature of Business:

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, investment banking, investment advisory, and venture capital businesses.

Securities Transactions:

Securities transactions (and related commission revenues and expenses) are recorded on a trade date basis.

Market Value of Securities:

Securities owned are stated at quoted market values with the resulting unrealized gains and losses reflected in the statement of income. Securities not readily marketable are valued at fair value as determined by management.

Property and Equipment:

Property and equipment are reflected at cost. For financial reporting purposes, depreciation is computed using the straight-line method over the useful life of the asset while for income tax reporting, depreciation is computed using the Modified Accelerated Cost System (MACRS) over the statutorily prescribed recovery periods.

Maintenance and repairs, which neither materially add to nor appreciably prolong the life of the property, are charged to expense as they are incurred. Gains in losses on dispositions of property and equipment, as applicable, are included in income or expense.

Note 2 - Summary of Significant Accounting Policies (Continued):

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments:

SFAS No. 107, "Disclosures About Fair Value of Financial Instruments," requires disclosure of the fair value information, whether or not recognized in the balance sheet, where it is practicable to estimate that value. The carrying value of cash approximates fair value.

Concentration of Credit Risk:

Financial instruments, which potentially expose the Company to concentrations of credit risk, consist primarily of cash and cash equivalents. The Company maintains some of its cash balances in accounts, which exceed federally insured limits. It has not experienced any losses to date resulting from this policy.

Recent Accounting Pronouncements:

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 143 "Accounting for Asset Retirement Obligations" ("SFAS No. 143", and in August 2001 issued Statement of Financial Accounting Standards No. 144 "Accounting for the Impairment and disposal of Long-Lived Assets" ("SFAS No. 144"). SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 144, which supersedes and amends certain existing accounting and reporting pronouncements, addresses financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS No. 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002 and SFAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001. The adoption of SFAS 143 and 144 and its application to amounts currently included in the Corporation's balance sheet will no have a material impact on the Corporation's accounting and disclosures.

Note 3 - Receivable from and Deposit with Clearing Organization:

The Company clears certain of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis. The receivables from broker dealers and clearing organizations represents primarily cash held by the clearing organizations for commissions generated in December 2007 and received in January 2008. The deposit with the clearing organizations is required by the clearing agreement.

As stated in Note 2, the Company records securities transactions on a trade date basis. Further, the Company has agreed to indemnify its clearing organization for losses that the clearing organization may sustain from the customer accounts introduced by the Company.

Should a customer not fulfill his obligation on a trade date transaction through December 31, 2007, the Company may be required to buy or sell securities at prevailing market prices in the future on behalf of their customers. Subsequent to the balance sheet date, all unsettled trades at December 31, 2007 settled with no resulting liability to the Company.

The Company is engaged in various trading and brokerage activities whose counter parties include broker-dealers, banks, and other financial institutions. In the event counter parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party with which it conducts business.

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2007 consist of the following:

	Receivable	Payable
Receivable from clearing organizations	$ 493,148	$ 0
	$ 493,148	$ 0

Note 4 – Property and Equipment:

Property and equipment consists of the following:

		Years
Furniture and equipment	$ 69,547	5 – 7
Leasehold improvements	145,913	36
Total	215,460	
Less: accumulated depreciation and amortization	215,460	
	$ -	

Note 5 - Income Taxes:

A reconciliation of income tax for December 31, 2007 computed at the statutory federal rate to income tax expense (benefit) is as follows:

Tax provision at the statutory rate of 35%	$ 193,411
State income taxes, net of federal income tax	33,156
Total tax benefit	$ 226,567

The tax effects of temporary differences that gave rise to significant portions of the deferred tax assets and deferred tax liabilities were:

Deferred tax asset	
Net operating loss carryforward	$ 138,635
Less: valuation allowance	(138,635)
Net deferred tax asset	$ -
Deferred tax liability	$ -

The deferred income tax balances were comprised of the following

	For the year ended December 31, 2007
Income tax expense:	
Current tax:	
Federal	$ 193,411
State	33,156
	226,567
Deferred:	
Federal	$ 311,758
State	53,444
	365,202
Total	$ 138,635
Less: valuation allowance	(138,635)
Net deferred tax asset	$ -

Note 5 - Income Taxes (Continued):

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment.

Because of the historical earnings history of the Company, the net deferred tax assets have been fully offset by a 100% valuation allowance. The valuation allowance for the net deferred tax assets was $226,567 and $365,202 as of December 31, 2007 and 2006, respectively.

Note 6 - Securities not Readily Marketable:

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company.

Note 7 - Securities Owned, and Sold, Not Yet Purchased:

Marketable securities owned, and sold, not yet purchased, consist of trading and investment securities at market values, as follows:

	Owned	Sold, Not Yet Purchased
Corporate stocks	$ 0	$92,128
Municipal bonds	0	0
Options	0	0
	$ 0	$92,128

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company.

Note 8 - Net Capital Requirement:

The Company is subject to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, which requires the maintenance of minimum net capital, as defined. The Company has elected to use the basic method permitted by the rules, which require the Company to maintain minimum net capital equal to the greater of $100,000 or 6 2/3% of aggregate indebtedness (as defined). As of December 31, 2007, the Company's regulatory net capital was $280,774, which was $180,774 in excess of the minimum required.

Note 9 – Commitments and Contingencies:

The Company has been named in several arbitrations currently pending before the FINRA Dispute Resolution Office. The Company has responded denying any liability in all cases and has requested hearings. These hearing are scheduled for late February through May 2008. Counsel for the Company has advised that the outcome of these hearings cannot be predicted.

In September 2005, the Securities and Exchange Commission (SEC) filed a complaint against the Company and its Chief Executive Officer and a consultant to the Company in Federal District court for the Eastern District of New York, alleging violations of certain sections of securities acts and securities exchange acts. These alleged violations were in connection with short-term buying and selling of mutual fund shares. The complaint seeks to permanently enjoin the defendants from violating those securities statutes, and direct the payment of a civil penalty and disgorgement of ill-gotten gains. During the year 2007, discovery was concluded and the plaintiff has made a motion for summary judgment. The motion has not yet been submitted to the court for a determination and no date for trial has been set. The Company is currently exploring with plaintiff whether it is possible to resolve the parties' differences without further litigation. However, counsel has advised that it cannot be predicted whether they will be able to do so.

The Company was also the subject of an inquiry initiated by the NASD in the summer of 2004 concerning whether certain NASD and SEC statutes and rules were violated in connection with record keeping, registration of an individual, participation in various PIPE transactions and a private placement. On or about September 18, 2006, the Company executed an acceptance, waiver and consent (AWC) with regards to the matter, which the NASD accepted on or about November 2006. The settlement requires the Company to pay a fine of $200,000, which the Company is paying in monthly installments between 24 and 48 months with interest at the rate of 11.25%. As of December 31, 2007, the balance due to the NASD amounted to $109,283.

Supplemental Information

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS

For the year ended December 31, 2007

Net Capital

Total ownership equity from statement of financial condition	$ 607,500
Add	
a) liabilities subordinated to claims of general creditors allowable in computation of net capital	616,000
Total	1,223,500
Deductions and/or charges	
a) total non-allowable assets from statement of financial condition	916,911
Net capital before adjustments for haircuts on securities positions and undue concentration	306,589
Adjustments	
Haircut on securities	(22,255)
Undue concentration	(3,560)
Total adjustments	(25,815)
Net capital	$ 280,774
Minimum net capital	$ 100,000
Excess net capital	$ 180,774
Aggregate indebtedness	$ 639,783
Percentage of aggregate indebtedness to net capital (639,783 ÷ 280,774)	227.8%

See accountant's report.

EKN FINANCIAL SERVICES INC.

COMPUTATION OF DETERMINATION OF RESERVE

REQUIREMENTS PURSUANT TO RULE 15C3-3

DECEMBER 31, 2007

The Company has claimed exemption from Rule 15c3-3 based on the fact that all customer transactions are cleared through another broker dealer on a fully disclosed basis. In the opinion of the management of EKN Financial Services Inc., the conditions of the Company's exemption from rule 15c3-3 were complied with throughout the year ended December 31, 2007.

See accountant's report.

EKN FINANCIAL SERVICES INC.

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 BETWEEN THE UNAUDITED FOCUS REPORT AND THE AUDITED FOCUS REPORT

For the year ended December 31, 2007

Net capital per audited focus report	$	280,774
Net capital per unaudited focus report		301,204
Difference to be reconciled	$	(20,430)
Additional year end adjustments	$	20,430
Difference in haircut and undue concentration		-
	$	20,430

See accountant's report.

STATEMENT OF CHANGES IN LIABILITIES

SUBORDINATED TO CLAIMS OF CREDITORS

For the year ended December 31, 2007

Subordinated loans - January 1, 2007	$	616,000
Total subordinated loans - December 31, 2007	$	616,000

See accountant's report.

END